UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PFIZER INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Five-Year Total Shareholder Return Units and Performance Share Awards granted in 2022 and 2023 with respect to Common Stock, Par Value $0.05 Per Share
(Title of Class of Securities)

717081103 (Common Stock)
(CUSIP Number of Class of Securities)

Margaret M. Madden
Senior Vice President and Corporate Secretary,
Chief Governance Counsel, Pfizer Inc.
 66 Hudson Boulevard East
New York, New York 10001-2192
(212) 733-2323
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Attached is a communication titled, “Frequently Asked Questions – Upcoming Offer to Modify Eligible Total Shareholder Return Units and Eligible Performance Share Awards” (the “FAQs”) which was sent by Pfizer Inc., a Delaware corporation (“Pfizer” or the “Company”), via electronic mail on July 31, 2024 to eligible participants (the “Eligible Participants”) holding eligible Five-Year Total Shareholder Return Units and/or Performance Share Awards granted in 2022 and 2023 (the “Eligible Awards”) regarding a proposed modification offer that would permit the Eligible Participants to voluntarily accept the modification of the Eligible Awards as described therein (the “Modification Offer”).

The FAQs are for informational purposes only and are not an offer nor a solicitation of an offer to exchange any of Pfizer’s securities. The Modification Offer has not yet commenced. The offer to modify will be made only pursuant to the Modification Offer and other related materials, which are expected to be made available to all eligible holders of the 2022 and 2023 Five-year Total Shareholder Return Units and/or 2022 and 2023 Performance Share Awards shortly after commencement of the Modification Offer, at no expense to such holders. The materials and the documents referenced therein should be read carefully and, in their entirety, when they become available because they will contain important information, including the various terms and conditions of the Modification Offer. Pfizer will file a Tender Offer Statement on Schedule TO (Tender Offer Statement) with the U.S. Securities and Exchange Commission (SEC). The Tender Offer Statement, including the Modification Offer and other related materials, will be available, at no charge, via the Fidelity NetBenefits online portal, at our website https://pfizer.com/financial-information/sec-filings, and on the SEC’s website at www.sec.gov. Pfizer urges you to read those materials carefully prior to making any decisions with respect to the Modification Offer, and recommends that you consult your tax and financial advisors to address questions regarding your decision.

Item 12. Exhibits.

Exhibit No.    Document
99.1    Frequently Asked Questions – Upcoming Offer to Modify Eligible Total Shareholder Return Units and Eligible Performance Share Awards